Transcript of Q1 earnings conference call of Brookfield Office Properties Inc. held on April 26, 2013.

Operator: Welcome, ladies and gentlemen, to the Brookfield Office Properties Inc. first quarter 2013 conference call. This call is being recorded. It is now my pleasure to turn the call over to Matthew Cherry, Director, Investors Relations and Communications. Please go ahead.

Matthew Cherry: Thank you and good morning and welcome to Brookfield Office Properties' first quarter 2013 conference call. Before we begin our presentation, let me caution you that the -- that our comments and discussion will include forward-looking statements and information, and there are risks that actual result, performance, or achievements could differ materially from anticipated future results, performance, or achievements, expressed or implied by such forward-looking statements and information. Certain material factors and assumptions were applied in drawing the conclusions and making the forecasts and projections in the forward-looking statements and information.

You may find additional information about such material factors and assumptions and the material factors that could cause our actual results, performance, or achievements to differ materially set forth in our news release issued this morning. I would like --now I would like to turn the call over to Chief Executive Officer, Dennis Friedrich.

Dennis Friedrich: Thank you, Matt. Hello, everyone. Our CFO, Bryan Davis, and I will give today's formal remarks. However, Tom Farley our, Global Chief Operating Officer; Mark Brown, our Global Chief Investment Officer; Mitch Rudin, Head of our US Operations; and Jan Sucharda, Head of our Canadian Operations are all with us on the call today and will be available to answer questions on their respective activities during the Q&A today.

Before remarks on our operating and financial results, I did want to acknowledge the announcement we made that we have entered into a merger agreement to acquire MPG Office Trust. I assume the majority of those on this call read our press release. For those who did not see the announcement, the press release is available on our website, www.BrookfieldOfficeProperties.com.

I am sure a number of you will have specific questions regarding the transaction during the Q&A portion of this call, but because of the rules governing communications in a public deal of this nature, the terms of the merger agreement, and our partnership agreements with our institutional investors in the fund, we will be limited in our ability to provide additional details about the transactions on this call. I can say we are very excited about the transaction, and we will be communicating additional information once the necessary regulatory filings are made.

Although I am a bit hamstrung at this point from getting into any specifics, I offer up the following comments regarding the proposed transaction. Brookfield Office Properties through its affiliates has entered into a merger agreement with MPG Office Trust, pursuant to which a newly formed fund controlled by BPO will acquire MPG. The fund named DTLA Holdings will own both BPO's existing downtown Los Angeles office assets and the assets of MPG.

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Under the terms of the agreement, MPG shareholders will receive $3.15 per share in cash. The per share price represents a 21% premium to MPG's closing share price on April 24, 2013. The merger agreement also provides that Brookfield will commence a tender offer to purchase all of MPG's outstanding preferred shares for $25 per share in cash without interest. We expect to commence the tender office -- offer in early May. For clarification on this aspect of the agreement, we have had some questions raised. It should be noticed that -- or noted that the price paid for the MPG Series A preferred shares in the tender offer will be $25 per share in cash without interest. There will be no payment made in the tender or by the Company with respect to accumulated dividends on the preferred shares.

While a final structure has not yet been determined, the transaction is not intended to provide any substantial benefit or credit support from BPO's Downtown LA assets for any of the shares of MPG's Series A preferred or any successor preferred stock that is issued in respect of the MPG Series A preferred after the closing of the merger. The MPG Series A preferred or the successor preferreds that are issued in respect of the MPG Series A preferreds will only have the benefit of the MPG assets. The transaction is contingent upon several conditions, including the approval of MPG's common shareholders and receipt of certain consents from MPG's current lenders. Upon closing of the transaction, it is expected that the fund's assets will be made up primarily of seven class A office assets totaling 8.3 million square feet.

That represents three existing BPO assets, Bank of America Plaza, 601 South Figueroa, and Ernst & Young Tower, and four existing MPG assets, Wells Fargo Tower, Gas Company Tower, KPMG Tower and 777 Fig Tower. The fund will also acquire two additional assets, in downtown Los Angeles, FIG@7th, our newly developed -- redeveloped, sorry, retail complex in the Downtown area, as well as a strategically located development site adjacent to FIG@7th and two of the office towers in the fund. BPO will sponsor and manage the fund and will hold a 47% interest. Institutional partners will hold the remaining 53% interest.

To clarify the value of our assets contributed to the Downtown LA Fund, which there has been a little bit of confusion. We want to clarify things a bit. We are contributing our assets at a gross value of $1.1 billion, which is subject to property specific debt of $440 million at March 31, and $265 million of incremental debt that will be retired. I would also add, in case there is any question here, the composition of our fund partners does not include BPY, the newly-formed Brookfield entity.

We are very excited about this transaction, as I mentioned on the outset of the call, and the formation of the new fund. It is a great opportunity for us to enhance our position in holdings in an important US office market with a limited incremental equity investment on our behalf. We have been operating successfully in Downtown Los Angeles for close to six years and expect to continue that success with an expanded portfolio and the operating synergies that it will provide going forward.

Before I turn the call over to Bryan for his financial report, I quickly -- I'd like to quickly run through some operational highlights from the first quarter. Starting with leasing, it was a strong quarter, with leasing within our global portfolio totaling 1.3 million square feet. We finished the quarter with a portfolio-wide occupancy level of 92.1%, up 10 basis points from the end of 2012. 64% of the leasing volume within the quarter represented leases with new tenants or existing tenant expansions, continuing a pattern of performance in successfully attracting new tenant demand to our high quality portfolio.

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It is an important measure for us in terms of the balance between new leasing and renewal, and we continue to have healthy new leasing metrics quarter-over-quarter.

We also continue to report industry-leading mark-to-market rental uplift on signed leases. This quarter's rents on executed transactions were 17% higher than those leases expiring in the same period. Leasing activity during the quarter was particularly strong in Canada, where we completed several large new leases and renewals. The Canadian office markets we are invested in continue to perform quite strongly. We completed two sizable leases in Toronto, an 89,000 square foot lease with Zurich Insurance, and a 61,000 square foot lease with law firm Osler, Hoskin & Harcourt. Both leases were at First Canadian Place.

As you may recall, the complex went under a major renovation which we just completed last year, and have invested $100 million in major upgrades throughout the complex. These leases are a welcome early indication that our substantial renovation project is paying immediate dividends. We were also pleased to announce the second signed tenant at Bay Adelaide Centre East, our new development project and second phase of Bay Adelaide Centre. The law firm of Borden, Ladner & Gervais signed on for 165,000 square feet and will join anchor tenant Deloitte in this building.

At this point we are 60% pre-leased, and we are more than two years ahead of delivery, so we're very pleased at our progress to date. And we look to continue that progress with a healthy pipeline of activity on the remaining space. We were also active in Calgary with the completion of a new lease with Canadian Natural Resources, for 181,000 square feet at Bankers Hall and a renewal with PWC Management Services for 95,000 square feet at Suncor Energy Centre. As with our other energy and natural resource operating markets, Calgary continues to experience strong office market fundamentals. Class A market vacancy is very tight at 2.5%, and our portfolio is over 99% leased, which has enabled us to continue to push our rental rates in that market.

In the US, we completed an important renewal in the DC suburbs. Subsequent to the quarter, when we reached a lease agreement with the TSA, to remain at 601 and 701 South 12th, in Arlington, Virginia, for a total of 546,000 square feet. The original lease was set to expire in 2014, but the renewal takes the term out an additional four years out to 2018. We're able to realize a nice 19% mark-to-market rent adjustment on this transaction. This was a very important renewal for us, and we're very pleased to have gotten it done. It greatly reduces our expiry profile in the DC market in 2014.

In Denver we made progress on our leasing efforts at 1801 California, with the completion of two new leases totaling 66,000 square feet, one with Halcon Resources and the other with Newalta Environmental Services. To remind everyone, we acquired 1801 California in late 2011 at a roughly 40% discount to replacement cost. Our plan and intentions were to reposition and re-lease the asset upon the expiration of a master lease with Qwest.

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The major first phase of re-development is on track to be completed by year end. And with the new leases, we were able to execute during the quarter our lease-up level has reached 40%, and we are ahead of our projections when we acquired the asset at this point. It also reflects within the Denver market the only offering that can provide space greater than 200,000 square feet, so we're talking to some sizable tenants for requirements there as well.

Market conditions and performance in lower Manhattan were very strong in the first quarter of the year, significantly outperforming the Midtown and Midtown South sub-markets. All of the key market indicators that we pay a lot of attention to -- vacancy levels, gross leasing volume, net absorption, and class A asking rental rates trended in a positive direction. It was a very, very strong quarter and start to the year. With over 1.7 million square feet of new leasing activity, this was the highest first quarter leasing level seen in Downtown since 2004. Commitments came from some of the traditional professional service firms, tenants relocating from Midtown, as well as new creative and technology tenants who are looking for alternatives to what has been an overheated Midtown South sub-market. And these tenants are increasingly attracted to Downtown's lower rents.

Tenants such as HarperCollins, WeWork and Conde Nast, signed sizable leases in what is traditionally known or had been traditionally known as the financial district, and this is another positive stepping stone for the broadening of Downtown's industrial base and its appeal. A recent Cushman & Wakefield report revealed that technology media firms represented 20% of the leasing below Canal Street for the quarter. I think everyone in the market has been watching very closely, which market will benefit the most from some of the tightening in Midtown South and the other creative or tech sector traditional corridors, and I think the early performance in Downtown shows that we are capturing our -- more than our fair share of that.

Net absorption Downtown in the first quarter totaled 520,000 square feet, outperforming Midtown, which was at 313,000 square feet and is a much larger market obviously and Midtown South, which actually, after many quarters of very strong performance had negative absorption of 414,000 square feet, really attributed to one or two blocks.

While we acknowledge that vacancy rates will likely rise in the near term due to space becoming available at the World Trade Center and within Brookfield Place, we believe that Downtown Manhattan remains very well positioned in what continues to be a value-oriented marketplace across really all the tenant sectors. And I would say most of the market participants and brokers I -- we are engaged with regularly, I think everyone has been very pleased with Downtown performance over the past 12 months, and it's probably ahead of what folks expected on absorption which should help the equation as new product starts to enter the availability.

In our own portfolio, we completed two new leases at Brookfield Place during the quarter, one was Regus for 55,000 square feet which we announced on the last call, and a new lease with GFK, a firm who specializes in market research at 200 Liberty Street, for 75,000 square feet. These were two of the larger transactions Downtown during the past quarter, and GFK relocated from Chelsea Market, which again serves as another example of Downtown benefiting from spillover in a very strong and surging Midtown South sub-market.

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We continue to advance discussions with a pipeline of office tenants with combined space requirements exceeding 4.5 million square feet. Last quarter on our call, I alluded to two sizable tenants with whom we were negotiating letters of intent. These discussions are ongoing. But, given that we are at very important stages with these tenants, and we wish to avoid any speculation in the press or the markets regarding these potential transactions and respect tenant confidentiality, we're not in a position to provide additional color or details on our discussions beyond two comments I’d make.

First, if our progress continues on track, and we see that happening, a realistic time frame for concluding these documents is really the end of this year to the early part of 2014. That is a fairly customary time line and time frame to complete large complex leases in New York. The second comment or clarification I would like to make is that these space requirements for these tenants are included in the total pipeline of 4.5 million square feet that mentioned earlier. There's a little bit of confusion after the last call and some follow-up, but they're captured in that overall pipeline.

With respect to the retail project at Brookfield Place, we are pleased and excited to announce the second luxury retailer for a collection of fashion tenants with the signing of Burberry. We are extremely excited to have Burberry onboard, joining Michael Kors in the complex, and we're close to announcing two more luxury retailers in the near future. So with eight restaurants, four luxury brands and an operator for our marketplace, we have a lot of great momentum as we look towards introducing these new amenities to office tenants, residents and tourists early next year and through 2014.

Based on our current leasing success and the status of our advanced discussions on the retail front, we expect the net operating income generated from the re-developed retail center to reach close to $17 million at stabilization, which is higher than we initially projected and had indicated to you at times. So this will be a more meaningful contribution to the re-tenanting and re-letting at Brookfield Place. The new office and retail leasing at Brookfield Place during the quarter brings our total leasing volume in the complex to approximately 400,000 square feet in just the last nine months.

So we do continue to make very steady progress on the rollover space and availabilities we have here. In terms of market conditions and leasing activity in our other operating markets, things were pretty status quo and consistent with last quarter. So in being mindful of time there really wasn't anything to highlight in other operating markets around the -- around our global platform. On the disposition front, we reported our sale of RBC Plaza in Minneapolis on our last call. We generated a $53 million in net proceeds on that disposition and essentially exited that market as an operating platform.

We are actively marketing our asset in Long Beach Landmark Square which is a 440,000 square foot class A office tower and would expect to execute on that disposition in the third quarter of this year, or somewhere thereabouts. We continue to be active in what has been very favorable debt markets, as we refinanced more than $950 million globally during the quarter, continuing to refinance at very attractive interest rates and lowering our overall cost of capital.

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At Manhattan West, our major development project in New York, work continues on the construction of the platform, and we are making meaningful progress at the track level, working very closely with the railroad entities. Things have run very smoothly to date. 80 pre-cast concrete segments which will make up the platform have already been fabricated, and the marketplace and the tenants we're talking to will see the platform as we get through the year, the physical nature of the path -- or aspects of the platform will become more and more apparent.

So with that, I will turn the call over to Bryan for a review of our financial results, and then we will turn the call over for questions. Bryan?

Bryan Davis: Thank you, Dennis, and good morning. As noted in our press release, we started 2013 with a solid first quarter. Funds from operation totaled $189 million, compared to $154 million for the same period in 2012. On a per share basis, the current quarter funds from operation was $0.33 per diluted share compared with $0.27 per diluted share in the prior year. Included in FFO for the current quarter was an investment gain of $22 million, or $0.04 per diluted share.

Variances in comparing our current quarter to the prior year quarter include an increase in property net operating income before fees for the quarter of $35 million, or 11%, to $362 million, from $327 million -- largely as a result of $20 million from Brookfield Place Perth, which was completed in May 2012; $7 million of same store growth as a result of healthy rents on new leases and lease renewals benefiting from the positive mark-to-market over expiring rents that Dennis had alluded to; 7% -- $7 million of net operating income from acquisitions that we have completed since the end of 2011 which include the Metropolitan Park in Seattle, 799 Ninth Street in Washington, DC and 99 Bishop's Gate in London. We also had an increase in interest in other income of $16 million, which includes the $22 million investment gain that I referred to which was on the repurchase of debt at 225 Liberty Street at a discount.

And this was offset by $8 million in interest income that had been received in the prior period on our residential note, which was repaid in full in December, 2012. We also had an increase in interest expense of $12 million to $173 million in the current quarter. This was as a result of $10 million in incremental interest related to debt on Brookfield Place Perth which was reclassified out of development, as mentioned before. We had a $15 million reduction in capitalized interest for the same reason. This was partially offset by the redemption of our class AAA Series I and Series F capital securities, the repurchase of debt that I previously mentioned and a lower average corporate debt balance. In addition, we have had lower average rates on refinancing activities.

In fact, our average cost of debt in Canada is down 100 basis points on a period-over-period basis, in Australia, it is down 55 basis points, and in the US, it is down 40 basis points. Notably, we just completed a refinancing in Australia in the first quarter on two assets, for a three-year period, at an average interest rate of 4.9%. This compared favorably with the 8.5% on the debt that was coming due. We also benefited in lower interest expense through a weaker Canadian and Australian dollar.

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In looking at our results versus the previous quarter, FFO increased $28 million or $0.05 per share. This increase is attributed to the $22 million gain I had mentioned earlier in addition to interest savings of $16 million -- which resulted from the $9 million break fee that was incurred in the prior quarter in the early refinancing of debt at Republic Plaza; the redemption of our class AAA Series F capital securities which occurred early in January; the repurchase of debt on 225 Liberty; and the repayment of debt at 105 Adelaide; and the benefit of refinancing activity in the quarter at an average rate of 330 basis points less than the expiring interest rate.

Offsetting these benefits was a reduction in interest income as a result of the repayment of the residential note. Our net income for the quarter was $275 million. This was down $77 million from the $352 million that was reported in the prior year, and down $67 million from the $342 million reported in the prior quarter. Included in net income is a $155 million of fair value gains on our investment properties, as compared to $298 million gains in the prior year, and $241 million of gains recognized in Q4. The fair value gains recognized in the current period are attributed to higher property level cash flows and represent an average discount rate of 7.39%, and an average terminal cap rate of 6.3%, unchanged, on average, from the end of 2012.

In looking at slide 14 of our supplemental package, the value of our commercial properties at March 31, 2013, was $24.9 billion, or $508 per square foot, and represents a 5.5% cap rate on an annualized Q1 net operating income. Our revaluation gains were split fairly evenly across both our US and Australian portfolio. In the US, $77 million of gains were recognized largely due to increased property level cash flows, with our US portfolio now being valued at $438 per square foot. In Australia, the benefits of a reduced interest rate environment over the last 9 to 12 months was the main driver in increases in values, as discount rates were reduced nearly 20 basis points since the prior quarter.

As a result of these gains, and our positive earnings, net of dividends, our equity value per share increased from $19.80 at December 31 to $20.08 at the end of the current quarter. With that, I will now turn the call back over to you, Dennis.

Dennis Friedrich: Thanks, Bryan. And with that, operator, we would be happy to take questions.

Questions and Answers

Operator: (Operator Instructions)

Josh Attie, Citi.

Joshua Attie: Good morning. Can you give us an update on the other 3 million square feet of leasing pipeline for World Financial Center? What is going on with some of those tenants? Has there been any movement? Just some color on that activity. You provided a good update on 1.5 million square feet.

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Dennis Friedrich: That is a good question, Josh, and I am happy to provide a bit of color on that. As I've always broken it down, there are, within that 3 million, there is sort of a pocket or bucket of tenants that are in the 3 -- in the 100,000 square feet to 300,000 square feet type range, which is still sizable tenants but not the order of magnitude of the larger. They are actually -- our discussions with those tenants have advanced quite a bit, which is encouraging for us. They are also, given their size, tenants that need to start make decisions against expiries. And then the other activity in the 3 million square feet net of activity on that pipeline is more of the same type of tenants we have been announcing quarter-over-quarter, which will be single floor to double floor.

So, I would have to say we're very, very encouraged and optimistic right now, more than we were last quarter. And it is clear that lower Manhattan as coming through in the statistics, is enjoying a very high level of activity, and as I have said on numerous occasion, it is a very value-oriented market. And we are presenting a strong value proposition at Brookfield Place and that is helping move these along.

Joshua Attie: And as you talk to tenants, are you feeling any pressure on economics and do you have a different view of -- do you still feel comfortable that you can hold $35 net rents? It seems like your price is kind of below World Trade Center, and above 180 Maiden Lane, but you know, as you talk to tenants, are you feeling any pressure to change the economics at all to get leases done?

Dennis Friedrich: No, I would say on the transactions we've announced, we continue to be in that same range to, if not, be a little bit north of that. So there is not rental pressure. I think market and the tenants we're talking to recognize that with the discount against the Trade Center and some of the other Midtown options and Downtown options, it is priced appropriately.

We -- for the tenants that arrive on the sort of the first bucket I talked to which are a little bit more sizable, you know, 100,000 to 200,000 square feet, we have had to be aggressive on concessions here and there, because we're dealing with big relocations. But there has been overall, has been no change, no major positive upswing but no downward pressure, either in net effectives.

Joshua Attie: And do you still feel comfortable that the total cost, total CapEx for re-leasing all 3 million square feet around $300 million? Is that -- do you still feel comfortable with that number?

Dennis Friedrich: Yes. Yes.

Joshua Attie: Okay.

Dennis Friedrich: For the re-letting cost, yes.

Joshua Attie: Okay. Thank you very much.

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Operator: Rob Stevenson, Macquarie.

Rob Stevenson: Good morning guys. Dennis, can you talk about what you guys are seeing in the Downtown LA market fundamentals today? I mean presumably your occupancy there has benefited from having MPG out there as a weak market player in terms of how long they were going to maintain control of their assets, ability to fund TIs, etcetera. But if I look at this deal, between portfolio and MPGs, you have something like 1.2 million square feet of vacancy, 0% mark-to-market on your portfolio, and some big leases expirations coming in both portfolios. So, can you just talk about what had you excited about the market going forward?

Dennis Friedrich: Yes, sure. So you do have, Rob, you have a regional economy there in the LA County that has actually been improving, and I think has exceeded expectations in terms of job growth. And it is coming in different pockets and it is location-specific, whether it is professional service growth, which increased jobs by 25,000 in the area, and Downtown caters to that group -- tech entertainment. That hasn't all yet spilled over to Downtown LA, but what we're seeing is West Side is again -- West LA and some of the markets outside Downtown LA are tightening up. There is no doubt about it, particularly the quality space.

We had, in migration, into Downtown, over 1 million square feet of tenants that moved in the past five years. from some of these markets. And, as they get stronger, we view there being an ability for more demand there. So we're looking at a limited development pipeline. We're very -- our view is we've operated here for a while, six years now. We understand this market very well -- the dynamics within the market.

We were able to increase our occupancy from 83% to 90% in our portfolio since the -- some of that did come from the fact that MPG was going through some issues, but it also came from us capturing new tenants from west LA and also from other buildings in this DBD. So I think our sponsorship is immediately going to help out, but we're being realistic about the Downtown LA market.

It is going to be a slow steady improvement in the market in terms of absorption. But the other piece of it that has gotten us excited -- everywhere around the globe we're operating in, there has definitely been a trend towards growth in urban areas and urban centers. Downtown LA will -- can experience much of that same thing over time. So we're looking at this from a long-term standpoint, and we underwrote it I think appropriately. But we like the direction the market is headed, and we think it will be improving quarter-over-quarter.

Rob Stevenson: Okay. And then one question on DC. If I take a look at the 14 expirations, and sort of back out the TSA, you still have something around 800 million -- or 800,000 square feet of space rolling. And if I take a look at the mark-to-market on the DC portfolio, on page 20, it is something like 12%. If I adjust for the TSA lease, does that basically bring the mark-to-market on the rest of the DC portfolio down to somewhere in the mid single digits? Because I think you said it was a 19% mark-to-market on that lease.

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Dennis Friedrich: I did, Rob. Mitch, I don't know if you want to add anything. I'm not sure if I would know the exact sort of drop down on it. Our mark-to-market I would say, Rob, and we could follow up with you to be a little more specific, we would be happy to do that, is our market rent for the DC -- our DC portfolio is very diverse. It represents assets in the District, East End, and the suburban markets, and it is probably the hardest one to tag a direct mark-to-market. We try to blend it, but we could give you a little more color. There is likely to be a bit of a drop off, because we just recognized a meaningful 19% lift. But if we can get back to you on that, we would be happy to.

Rob Stevenson: Okay. Perfect. Thanks, guys.

Operator: Alex Avery, CIBC.

Alex Avery: Good morning. When you were talking about lower Manhattan, you broke the 4.5 million square feet down into basically 1.5 million square feet related to two potential tenants and then another 3 million square feet. And you also noted in your commentary that there has been a lot of activity in New York, especially in the last quarter. Not so much with respect to who is going to sign, but in terms of the timing, is there any other dynamics that are I guess, slowing you guys down in terms of getting some of these leases done? Is there some hesitancy to sign some of the 3 million square feet until you have better clarity on the other 1.5 million square feet?

Dennis Friedrich: No, I don't think there is a -- you know, we do have a fair amount of space -- there is a little bit of cross-over, which I think is a good thing for us, whether it is some requirements in that bucket, that are for space, close to the other major tenants. But it is really coming down to some of our pipeline, overall pipeline, call it that 3 million square feet, for instance, does represent tenants of good size. They're not the mega tenants but they're tenants of good size that just take a little longer to negotiate through longer than the singles and doubles. And the singles and double, we continue to tick off, and we have gotten 400,000 square feet done in a pretty short period of time.

Alex Avery: Okay. And then on the MPG, I just wanted to clarify, all that discussion about the preferred shares, that will be all part of that 47%, 53% joint venture? That is not an additional investment by BPO?

Dennis Friedrich: That's exactly right. Yes, we understand there was a little bit of confusion. Bryan had mentioned that that is all within the funded venture.

Alex Avery: So the enterprise value of the fund, will be something in the $3 plus billion range?

Dennis Friedrich: Yes.

Alex Avery: Okay. That's great. Thank you.

Operator: John Guinee, Stifel Nicolaus & Company.

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John Guinee: Well, Dennis, thank you very much for getting this Maguire deal done. (laughter) A question just to clarify, you're contributing your three assets, which is about 3.7 million square feet. Is it for $1.1 billion in total, or is it for $1.1 billion plus $437 million in debt?

Dennis Friedrich: No, the gross, the $1.1 billion is the gross value of the -- of our assets.

Bryan Davis: At our ownership, John.

John Guinee: Okay. So essentially if you took $1.1 billion, and you took 3.1 million square feet, which is roughly your ownership, you would get a contribution of about $355 a square foot or so?

Dennis Friedrich: You're right. It's right around $360.

John Guinee: Okay. Got you. Okay, perfect. And then essentially your -- you, not McGuire, is taking the risk in terms of whether you're able to successfully tender for the preferreds at $25 bucks or whether that number moves up a little bit?

Dennis Friedrich: Right, that's correct.

John Guinee: Okay. Excellent. One other question, actually, thank you. Bryan, $22 million gain on debt repurchased at a discount, can you kind of walk through that a little bit? Because I guess it must have been a really high loan to value or something that would drive a lender to sell the debt at a discount? Or what's going on?

Bryan Davis: I can't really speak so much to the seller, but, ultimately, we were able to acquire, these are the zero coupon notes, on what was formally known as 2 World Financial Center, for a total value of $160 million. We had previously held that debt on our books at $183 million, and ultimately, benefited from being able to release that liability through the P&L as a gain. Just simply valuation differences.

John Guinee: Oh, great. Well, thank you very much. Have a good weekend.

Operator: Ross Nussbaum, UBS.

Ross Nussbaum: Good morning guys. A couple of questions on the MPG deal. Can you give us some color as to who the co-investors are in the venture?

Dennis Friedrich: We can't. They have asked us not to identify them and provide color. The only thing I can tell you is there are 3 institutional investors of very significant size. And obviously to commit this type of capital, but they're comfortable with the lease, identifying the number of them, so they are good relationship partners for us.

Ross Nussbaum: Is this a long-term proposition for them? Or are they looking to somehow monetize this in a shorter time frame than what you would traditionally do?

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Dennis Friedrich: We are aligned in terms of a long-term view on this.

Ross Nussbaum: Okay. From a structural perspective, is it pure pari-passu, or is it structured with a pref and a primo?

Dennis Friedrich: I'm really not in a position today to get into that level of detail. I understand that you would like to know, but it's -- I'm not sure how relevant it is today to the whole picture.

Ross Nussbaum: We're just trying to get our arms around whether we liked it or not, and with little information, it is kind of hard to do.

Dennis Friedrich: I can say that on the face of it, which I mean you can obviously figure out, we are on -- we now have a venture that has a more sizable overall portfolio. We really converted our investment in Downtown LA from 83% of three assets to 47% of a much larger pool, so our fee potential just in normal course of fees has increased meaningfully.

Ross Nussbaum: Sure. Okay. Last question on that front. With the loans that are maturing later this year at MPG, can you comment a little bit on what the game plan for that is, and if there is additional equity that is contemplated on being contributed by the venture to get those refinanced?

Dennis Friedrich: I can't get into any specifics Ross, but what I can, which you saw in our release, is the venture, or the fund as it is capitalized today, has in our view sufficient capital to deal with building capital projects which -- some of which may have been neglected over time, re-letting costs and also address upcoming refinancing. So, our thought is there will be some of that pool allocated to that leverage, but we really can't get into more detail than that today.

Ross Nussbaum: Okay, but the equity that you are -- the cash coming out of your pocket -- there is not additional cash contemplated above and beyond that at this point.

Dennis Friedrich: Not at this point, no.

Ross Nussbaum: Okay. That's all I had. Thanks.

Operator: Michael Knott, Green Street Advisors.

Michael Knott: Just on MPG, I think it was sort of asked earlier, and I think you alluded to it in your comments, but if the preferred tender is not successful, those preferred holders will not get sort of a yielding security -- yielding preferred security in this new joint venture?

Dennis Friedrich: That is exactly right, Michael. It is structured in a way that they will not get the benefit of the equity in our pool.

Michael Knott: Okay. And then moving on to Downtown New York, and I think someone may have asked this earlier, but I couldn't quite tell, is it possible that you could sign a lease with someone from the 3 million square foot group before one of the year-end '13 big gorilla leases?

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Dennis Friedrich: Yes.

Michael Knott: Okay.

Dennis Friedrich: They are in an advanced enough stages -- some of that 3 million is in leases today.

Michael Knott: Bryan, you can maybe just walk through how you guys come up with a $427 a foot valuation for Brookfield Place? I think that is in some of your disclosures, just given that the old One and Three World Financial Center have long-term leases with really below-market rents. And then you obviously have the leasing challenges at Two and Four, just curious how you get there.

Bryan Davis: I'm just trying to think how much detail I can give you at the specific asset level, but what you're referring to, we have disclosed as a slide, I think, in our corporate profile, which we went into a little bit more detail specifically about the value that we attribute in our IFRS value per share to Brookfield Place New York. I will say that that $427 per square foot is a blend across all three office towers including the retail.

Probably the only incremental information that I can say is, as you alluded to Two and Four of course aren't stabilized, yet One and Three are. So One and Three trend to the higher end of that range, closer to $500 per square foot. And correspondingly Two and Four take into account incremental capital that we need to put into the properties to re-lease, and so are in the $300 range per square foot. Outside of that, just on a general basis, we value using 10-year discounted cash flows.

Michael Knott: That's helpful. Thanks. And then last question for me would be can you update us on your thinking currently on the Manhattan West time line and outlook? Are you still going to go residential first? Do you have any tenants that you're talking with on the office side there? Can you just update us on your thinking.

Dennis Friedrich: Sure. There hasn't been really a change on time line consistent platform by the end of '14, on completion, put us in a position to deliver buildings into late 2016, early 2017. We do plan on moving full speed ahead on the residential when the platform is at a certain stage, on the office, we will obviously look for pre-leasing level. They could, Michael, go side-by-side. I mean physically we can do it and it will depend upon our pre-leasing on the office.

We are trading some pretty detailed papers with another -- with a number of tenants, tenants that are outside the Brookfield Place time line bid that are -- we're spending a lot of time with. So, it was very important I think for us to lock in our time line from -- when it comes to the discussions with these tenants, and we did that when we moved ahead with the platform. That was probably the one area of uncertainty on our site, and that's been clarified, and I think with the other -- some of the other competitive sites, there is still a level of uncertainty in terms of the time line.

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Michael Knott: Independent of the re-leasing at Brookfield Place? It is not that you won't consider building office out there while you still have the leasing to do Downtown?

Dennis Friedrich: No, it is like we're viewing a different time line. It is really going to depend on for us what level we can get comfortable on the pre-leasing, the same view we would take in Toronto and in other markets. So today, we're not -- we don't expect to be far down the line on the Brookfield Place leasing before decision making -- final decision making on the tower.

Michael Knott: And will the residential be for sale or for rent?

Dennis Friedrich: It will be for rent, but we are going to position it that a portion of the units will be luxury for rent, which we can configure in a way to convert to condo down the line. So far, Mike, that corridor has been very, very hot, and the pricing continues to go up, but it remains more of a rental market than a condo market. But we are planning our affairs accordingly. If we see the potential for the condo, as we're going through the development phase, we can frankly call an audible.

Michael Knott: Thank you.

Operator: Mario Saric, Scotiabank.

Mario Saric: Just coming back to that 3 million square feet and specifically looking at that bucket of 100,000 to 300,000 square footers, in the past I guess you have highlighted systematic obstacles like the elections and what not that prevented tenants from signing on the dotted line. Is there anything in the environment today along those lines that is preventing tenants from signing?

Dennis Friedrich: No. I think what we've seen, and I don't recall if I may have mentioned it in the last call, but since the fiscal cliff situation, as we went into the early part of this year, we're finding not just in lower Manhattan and other places, there is a -- I wouldn't call it surging confidence, but there is a much higher comfort level to transact and take care of leasing. And I am a firm believer that, particularly in Manhattan right now, there is pent-up demand in the system that with tenants having been on the sidelines for almost I would say 18 months, definitely most -- a good part of 2012, expirations are moving closer, and we're starting to see the decision making accelerate.

Mario Saric: And generally, how far out are the leases that the tenants are currently involved with? Are they making decisions a year out, a year and a half out?

Dennis Friedrich: It varies in the bend, but they're in that 2014 to early 2016 type time frame.

Mario Saric: Okay. And maybe Bryan, just one question for you. I noticed that you reclassified the earnings of Brookfield residential services into commercial property NY and out of G&A this quarter. I'm just wondering what the contribution was this quarter, and what impact if any did the reclassification have on your disclosed share value per share?

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Bryan Davis: So, to answer your second question first, no impact at all. As you may recall the only items that we fair value within our IFRS are our investment properties. We don't provide -- we don't cap any fee streams in our IFRS values per share. We will leave that up to you and your NAV analysis. We had $6 million of G&A related specifically to the Condominium Management business and just slightly over $6 million of fees.

Mario Saric: Okay. Thank you.

Operator: Neil Downey, RBC Capital Markets.

Neil Downey: If I could just return to your opening comment, Dennis, just to be clear, on the MPG transaction. You talked about $440 million of debt, of your share to go into the deal, and then you mentioned $265 million of debt to be retired, I believe. Is that in reference to the debt within MPG to be retired?

Dennis Friedrich: No, it is in reference to debt on our assets there, which are Mezz pieces in a partnership loan, in the existing fund that they are held in. That would basically -- the numbers, Neil, would be -- it's $1.1 billion, and you net down the $265 million, which resides in our assets, and you have remaining property debt that will be subject to at $440 million.

Neil Downey: Perfect. Because that $265 million and the $260 million were very close, so I was confused.

Dennis Friedrich: Yes.

Neil Downey: That's it. Thank you.

Operator: Vincent Chao, Deutsche Bank.

Vincent Chao: Just going back to just the Downtown market and some of the comments that we've heard from you, as well as others, about value seekers going Downtown, and then also some Midtown South type tenants moving down there. Just curious how that relates to the rebranding efforts at Brookfield Place? That one of the reasons cited at the time was sort of to make it less financial services-oriented, I'm just wondering how successful that is, in terms of your discussions with the type of folks that are seeking Downtown space? And whether or not the size of space that they're looking for really matches up with what you have there at the World Financial -- or Brookfield Place, sorry.

Dennis Friedrich: Sure. So the rebranding exercise, and really importantly, the re-development exercise as well -- they are sort of both hand in hand. We did make a decision several years ago that we felt that the World Financial Center name was too constraining. It automatically created a certain image, and we wanted to move the image of the complex to more of a financial services headquarters complex which, in a way wasn't as friendly in the public areas, and turn that into a different type of experience.

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So we considered a number of different things and elected to move it towards Brookfield Place, which has been well received in the marketplace. The re-development, which is right on the heels of that, is we focused the re-development on amenities and certain physical changes that we felt were going to appeal to a broader, maybe non-financial services sector, or would just have broad appeal candidly.

So the areas in retail particularly, the marketplace, the dining terrace, these are all cutting edge, very attractive dining experiences, that can be outside of the tenant space. So they don't have to necessarily put a cafeteria in their space. They can enjoy the benefits of our dining terrace.

Then an additional amenity we put in place to broaden the appeal was we were able to capture the right to create significant rooftop terraces across the complex. That is tenants in this market, and most of the markets, love rooftop terraces more and more and the clean air and everything associated with it. We have spectacular opportunities there. So we have been pruning that, and that is definitely resonating with tenants that would be traditionally in other corridors.

We are also, in terms of access to their demographics, lower Manhattan, from a transportation standpoint, has greater access to the neighborhoods, residential neighborhoods that most of these tenants' employees are living, whether it is Jersey City whether it is Brooklyn, whether it is Chelsea. It is a bit easier to get here. So I think it is all grabbing hold.

And one of your other questions, if I got it, was how about the space itself? And that -- what we have at Brookfield Place is a lot of different size floor plates, including some larger floor plates, which I would say probably three years ago, we were a bit more concerned about. These tenants in the different sectors actually gravitate towards larger floor plates where they can get folks together in a different type of environment. So they're interested, and we're getting a lot of activity in space that we probably didn't anticipate being as active.

Vincent Chao: Okay. I guess is there like a sweet spot in terms of size that they're looking for, because you mentioned a bunch of 100,000 square foot to 300,000 square foot users? Is that what you're also targeting? Or are you seeing more folks in the smaller bucket?

Dennis Friedrich: We're seeing both. But in the, call it 100 to 300 bucket, the tenants in there that actually like the way a 70,000 square foot floor plate lays out or an 80,000 square foot. And we have a few sizable floor plates and they are able to do some interesting things from a architectural standpoint and get all of their people together.

It is not the hierarchy that we've traditionally experienced in financial services. You had your executive floors; you had your mid-market floors, and you had your back office. These firms tend to meld things together, and an 80,000 square foot floor plate can help in that with an adjacent 40,000 square foot floor plate. So the flexibility and the variance in our floor plates has been really helpful.

Vincent Chao: Okay, thanks. And then just on the retail side, I appreciate the color on the NOI expectations there, $17 million. Can you just remind us, what is the time frame for stabilization that you are laying out for that, and from a capital spending perspective, can you just remind us what is left?

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Dennis Friedrich: So from a stabilization standpoint, we would be hitting and stabilizing in the 2015 time frame on that. Some of it will be flowing in '14. But '15 is the number I was tagging into. In terms of the run rate on the capital, Bryan, I'm not sure where -- what -- we're well into the project.

Bryan Davis: Yes, and I would say, in aggregate, it is about $200 million. I would say we are probably halfway through.

Dennis Friedrich: We're probably $50 million to $100 million in, somewhere around there. Off the top of my head.

Vincent Chao: Start getting some rent in 2014 but 2015 stabilization. Okay. And last question, I don't know if you can share on it, but just on Fig and Seventh. Can you just share -- tell us what the NAV or value that you guys had as you run your own analysis there? Any of the analysis, what you had for Fig and Seventh?

Dennis Friedrich: I think the preference would be not to break down the overall gross valuation. It is not a big piece of the component to it. So it is not going to change -- John asked a good question earlier about sort of what is the average per foot number for the portfolio. And Seventh and Fig doesn't really -- Fig and Seventh doesn't vary very much.

Vincent Chao: Okay, thanks guys.

Operator: Jenny Ma, Canaccord Genuity.

Jenny Ma: Dennis, can you talk about the change in the pipeline for Brookfield Place New York? It was above 5 million square feet for the last couple of conference calls and now it is at 4.5 million square feet, so a net decline. Can you talk about the ins and the outs and where some of those potential tenants may have gone to?

Dennis Friedrich: Yes, we said approximately 5 million square feet before. We have gotten some leases done, which has netted that down a little bit. And we did have one tenant, not of major size, one tenant did drop out of the mix. But it is basically -- it is the progress we have been making in leasing and me just giving a more -- a very accurate number. We have been in that sort of high 4 million square feet, close to 5 million square feet, for a period of time, and that is starting to move down because we're getting leasing done.

Jenny Ma: Okay. And this may be a question for Bryan. Last quarter, you were talking about lease termination income of about $25 million this year. Can you reiterate that or give a better sense on timing?

Bryan Davis: So we specifically said lease termination and debt repurchase gain of $25 million.

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Jenny Ma: Okay.

Bryan Davis: Just got the $22 million and the debt repurchase gain, which then we guided to an incremental $3 million in termination gains over the balance of the year.

Jenny Ma: Okay. Great. Thank you.

Operator: Derrick Lau, TD Securities.

Derrick Lau: I just wanted to ask, on the London NOI, why it fell from $0.8 million from $1.2?

Dennis Friedrich: I think it was just timing due to recoveries at the property. There wasn't anything specific or related to lease, or losing lease occupancy at all.

Derrick Lau: And then given the commencement at Manhattan West and Bay Alley, can we expect either last quarter or going forward a higher interest capitalization, or was there a higher interest capitalization because of that in this quarter?

Dennis Friedrich: Well, to your point, as we continue to invest capital into both of those projects, we will increase our interest capitalization correspondingly. So to answer your question simply, yes, there will be, but I don't think it is material. As we had indicated, a significant amount of our capital has been invested. But, yes, it will increase over the course of this year.

Derrick Lau: But nothing so far? It hasn't been material so far?

Dennis Friedrich: Yes.

Derrick Lau: Okay. And lastly, just on the MPG acquisition, I don't know whether you can clarify, but if you just want to confirm whether it will in fact add to balance sheet leverage?

Dennis Friedrich: Not going to, not in any material way. If you look at our percentage of the venture within our portfolio, we're not in a -- we're not at liberty to talk about where it is but it is not going to have a material impact on our portfolio leverage.

Derrick Lau: Great. Thank you very much, guys.

Operator: We will hear next --

Dennis Friedrich: Operator, we are going take several more calls. We are getting almost to the hour marker, so just take a few more calls, and then we are going to conclude the call shortly.

Operator: Certainly. Jonathan Feldman, Nomura Securities.

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Jonathan Feldman: Just another question on the MPG transaction. And that was if you look at the 8-K that was filed, the entity acquiring the assets contemplates, or talks about a preferred -- another preferred to be issued. Can you just speak to who that is being issued to?

Dennis Friedrich: Mark, do you want to -- Mark Brown, do you want to --

Mark Brown: That is just a new preferred that gets issued in exchange for the existing one under the same terms.

Jonathan Feldman: No, there was another preferred, I believe, a series B with a 12.5% coupon filed in the public documents.

Mark Brown: We can't comment any more other than what is in the actual document on that one.

Jonathan Feldman: I mean can you say is that going to your institutional joint venture partners, or who that is being issued to? I mean it is in the -- out there in the documents, so it doesn't seem an unreasonable question to ask who it is being issued to.

Dennis Friedrich: At this point, we just don't want to provide any more detail around those facts.

Jonathan Feldman: Okay. That's all I have. Thank you.

Operator: Josh Attie from Citi.

Michael Bilerman: Bryan, it is Michael Bilerman. The $1.1 billion valuation, how does that compare to your IFRS accounting?

Bryan Davis: Consistent. Slightly higher but fairly consistent with it.

Dennis Friedrich: Within a close range, Michael.

Michael Bilerman: And then the strategically developed, located development site, what is that? Because it's not -- there is no development -- it is not on the development site list in your supplemental.

Bryan Davis: Well, it wouldn't be on the strategically placed development site, located within the MPG portfolio. That, Michael, it is a site that is behind 777 Tower, and adjacent to our FIGat7th which provides the ability to build about 775,000 square feet. So it wouldn't show up in ours.

Michael Bilerman: And just a clarification. The $265 million, you're going to pay that off pre-transaction, so you will actually inject more cash, or no? Because it is $410 million of the equity in your assets, the $440 million of your share of debt, and then $265 million of the mezz that you are going to pay off?

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Bryan Davis: We're not injecting more cash, though. Cash comes into the venture, and some of it is utilized to pay down the $265 million in debt.

Michael Bilerman: So some of the committed equity that they have provided, the $600 million and some of your cash that you provided will be used to not only pay down your debt, it will be used to pay down potential proceeds. Because you do have $1 billion, north of $1 billion maturing I guess between the two companies this year of debt. And then I guess for any capital.

Bryan Davis: Right.

Michael Bilerman: Okay. Makes sense. Thank you.

Bryan Davis: Thanks, Michael.

Dennis Friedrich: I think we have one -- we will take one more call, operator.

Operator: Certainly. Mario Saric, Scotiabank.

Mario Saric: Thank you. Just one really quick follow-up on the 3 million square foot tenants discussion pipeline World Financial Center, or Brookfield Place. Is that a number that potentially includes existing BPO tenants in New York? And if it does, is there a big difference between the 3 million square foot and actual external tenants?

Dennis Friedrich: It is like a very, small percentage of that number that would be within our portfolio. So there is not a -- there is not a situation of us moving people around. It is a very high percentage is outside tenants.

Mario Saric: That's great. Thank you.

Dennis Friedrich: Okay. All right. Operator, I think that concludes our call.

Operator: Certainly. And, ladies and gentlemen, this will conclude today's conference. We thank you for your participation. You may now disconnect.

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Portions of this transcript relate to preliminary communications made before the commencement of a tender offer for the issued and outstanding shares of the 7.625% Series A Cumulative Redeemable Preferred Stock (“Preferred Stock”) of MPG by Brookfield DTLA Inc. (“Purchaser”), a wholly-owned Delaware subsidiary of BPO, pursuant to an Agreement and Plan of Merger, dated as of April 24, 2013, by and among MPG, Brookfield DTLA Holdings L.P., a Delaware limited partnership, Brookfield DTLA Fund Office Trust Investor Inc., a Maryland corporation (“Sub REIT”), Brookfield DTLA Fund Office Trust Inc., a Maryland corporation, Brookfield DTLA Fund Properties LLC, a Maryland limited liability company and MPG Office, L.P., a Maryland limited partnership. In addition, Sub REIT, a company that has been established in connection with the transaction, may file a registration statement with the U.S. Securities and Exchange Commission (“SEC”) relating to preferred stock of Sub REIT that may be issued to holders of Preferred Stock who do not tender into the tender offer.

The tender offer to be made in connection with the transaction described in this transcript has not yet commenced, and this transcript does not constitute an offer to purchase or the solicitation of an offer to sell any securities or the registration of any securities. The solicitation and the offer to buy shares of Preferred Stock will be made pursuant to an offer to purchase and related materials that Purchaser intends to file with the SEC. At the time the tender offer is commenced, Purchaser will file a tender offer statement with the SEC on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials, and thereafter MPG will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. INVESTORS AND HOLDERS OF PREFERRED STOCK ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS ANY RELATED REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SUB REIT THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. These materials will be sent free of charge to all MPG preferred stockholders. In addition, all of those materials (and all other materials filed or furnished by MPG, Brookfield or Sub REIT with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. The Schedule TO (including the offer to purchase and related materials), the Schedule 14D-9 (including the solicitation/recommendation statement) and any related Registration Statement, once filed, may also be obtained for free by contacting the Information Agent for the tender offer which will be named in the Schedule TO.

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